DIRECT DIAL: 212.451.2230
EMAIL: MNEIDELL@OLSHANLAW.COM
May 21, 2012

VIA EDGAR AND ELECTRONIC MAIL

Peggy Kim, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	USA Technologies, Inc.
Soliciting Material filed under Rule 14a-12 by S.A.V.E. Partners et al. (“SAVE”)
Filed on April 30, May 2 and 3, 2012
File No. 1-33365

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated May 8, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with SAVE and provide the following supplemental response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Soliciting Material filed under Rule 14a-12

1.	We note the following statements about the company’s financial or operating performance:

•	“The share price of USAT has declined more than 45% in the past year.”

Annexed hereto as Exhibit A are historical quotes obtained from Yahoo! Finance showing the closing price of USA Technologies, Inc.’s (“USAT” or the “Company”) common stock on April 27, 2011 of $3.30 and the closing price of USAT’s common stock on April 27, 2012 (the trading day immediately prior to the issuance of SAVE’s April 30, 2012 press release) of $1.81, representing a decline of 45.15%.

May 21, 2012

•
“Since Stephen Herbert became President and COO in August 1999, the Company has accumulated net losses each fiscal year, totaling more than $175 million. During that time, the Company’s stock price has declined over 99%.”

Annexed hereto as Exhibit B are the Selected Financial Data tables from USAT’s Forms 10-K for the fiscal years ended June 30, 2011 and 2005, and an excerpt from the Management’s Discussion and Analysis section of USAT’s Form 10-KSB for the fiscal year ended June 30, 2001, showing net losses in each of the fiscal years reported and aggregate net losses of $176,374,206.

Annexed hereto as Exhibit C are historical quotes obtained from Yahoo! Finance showing the reverse split-adjusted closing price of USAT’s common stock on August 31, 1999 of $200.00 and the closing price of USAT’s common stock on April 27, 2012 of $1.81, representing a decline of 99.09%.

•
“Mr. Herbert recently replaced George Jensen as CEO after it was discovered that Mr. Jensen posted over 450 inappropriate comments on a Yahoo! Message board, which led to an ongoing SEC investigation that has cost the Company $886,000 in severance payments and other expenses to date.”

Annexed hereto as Exhibit D is a press release issued by USAT on October 18, 2011 reporting on the results of the investigation conducted by its Audit Committee regarding Mr. Jensen’s posting of comments on the Yahoo! message board.

Annexed hereto as Exhibit E is an excerpt from the Management’s Discussion and Analysis section of USAT’s Form 10-Q for the quarter ended December 31, 2011, disclosing that USAT had incurred approximately $886,000 of expenses related to this matter, including approximately $522,000 of severance related costs.

•	“While the value of your investment was deteriorating, the Board voted to issue themselves stock, raising their own Board compensation by 35%.”

Annexed hereto as Exhibit F are the Director Compensation Tables from USAT’s Forms 10-K for the fiscal years ended June 30, 2011 and June 30, 2010, disclosing maximum director cash fees of $20,000 during the fiscal year ended June 30, 2010 and no stock awards, and director cash fees of $20,000, plus stock awards having a grant date fair value of $7,399, during the fiscal year ended June 30, 2011.  The increase represented by the grant date fair value of the fiscal 2011 stock awards of $7,399 is 36.99%.

•	“The Board approved four securities offerings from March 2010 to March 2011, and shareholders have been diluted by over 43% in the past two years.”

Annexed hereto as Exhibit G is an excerpt from Note 11 to USAT’s consolidated financial statements contained in its Form 10-K for the fiscal year ended June 30, 2011, disclosing the four securities offerings approved by USAT’s Board of Directors from March 2010 to March 2011.

May 21, 2012

Annexed hereto as Exhibit H are the cover pages of USAT’s Forms 10-Q for the quarters ended March 31, 2010 and December 31, 2011, disclosing that USAT had 22,741,201 and 32,646,606 shares of common stock outstanding as of April 30, 2010 and February 1, 2012, respectively, representing dilution of 43.56%.

•
One long-standing Board member, Douglas Lurio, has billed the Company over $2,300,000 through his small law firm during the past five fiscal years while collecting an additional $100,000 in Board fees during that time.”

Annexed hereto as Exhibit I are excerpts from USAT’s Forms 10-K for the fiscal years ended June 30, 2007, 2008, 2009, 2010 and 2011, disclosing that, during the five fiscal years ended June 30, 2011, USAT paid to Mr. Lurio’s law firm an aggregate of $2,354,000 in fees and paid to Mr. Lurio $100,000 in Board fees during that time.

•
“Many shareholders of the Company also appear to have this concern, as USAT’s share price was down over 8.4% on a day when the NASDAQ Composite was generally positive. In contrast, USAT’s share price increased 4.7% on the day the Company announced SAVE was seeking majority representation on the Board (a day when the NASDAQ Composite was otherwise down).

Annexed hereto as Exhibit J are (i) historical quotes obtained from Yahoo! Finance showing the closing prices of USAT’s common stock on May 1, 2012 and May 2, 2012 (the date on which USAT issued its earnings release prior to the opening of trading on NASDAQ) of $1.66 and $1.52, respectively, representing a decrease of 8.43%, and (ii) historical quotes obtained from Google Finance showing the opening and closing prices of the NASDAQ Composite on May 2, 2012 of $3,035.07 and $3,059.85, respectively.

Annexed hereto as Exhibit K are (i) historical quotes obtained from Yahoo! Finance showing the closing prices of USAT’s common stock on April 23, 2012 and April 24, 2012 (the date on which USAT issued its press release regarding SAVE’s nomination of directors prior to the opening of trading on NASDAQ) of $1.70 and $1.78, respectively, representing an increase of 4.70%, and (ii) historical quotes obtained from Google Finance showing the opening and closing prices of the NASDAQ Composite on April 24, 2012 of $2,967.37 and $2,961.60, respectively.

Please further describe your view of the issuer’s financial and operating performance. Where you discuss declines in stock price over a period of time, please revise to include the actual stock prices to which you are referring. Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the company’s financial and market performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon.

May 21, 2012

As indicated above, we are providing supplementally support for each of the above-referenced statements and will disclose support for any statements relating to the Company’s financial and market performance in future filings.  As a result of the pending litigation filed by the Company against SAVE and described in SAVE’s revised preliminary proxy statement filed with the Securities and Exchange Commission concurrently herewith (the “Proxy Statement”), the Court has directed SAVE to refrain from discussing the Company’s financial and operating performance prior to May 19, 2011, until the Court can rule on the pending motion for a preliminary injunction.  SAVE has disclosed in the Proxy Statement its views related to the Company’s financial and operating performance since May 19, 2011, as well as the applicable stock prices in any discussion of declines in the Company’s stock price over a period of time.

SAVE has a business plan to improve the profitability of your Company

2.	Please revise to clarify that the SAVE nominees’ plans could change subject to their fiduciary duty to stockholders if elected.

We acknowledge the Staff’s comment.  SAVE has disclosed in the Proxy Statement that its nominees’ business plan could change subject to their fiduciary duty to stockholders if elected.

*               *               *

May 21, 2012

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact Steven Wolosky at (212) 451-2333 or the undersigned at (212) 451-2230 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

Enclosures

cc:           Steven Wolosky, Esq.

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Soliciting Material filed under Rule 14a-12 filed by the undersigned on April 30, 2012, May 2, 2012 and May 4, 2012 (collectively, the “DFANs”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the DFANs;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the DFANs; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

Dated: May 21, 2012	S.A.V.E. PARTNERS IV, LLC

	By:	Locke Partners I LLC
Managing Member

	By:	/s/ Craig W. Thomas
	Name:	Craig W. Thomas
	Title:	Co-Managing Member

LOCKE PARTNERS I LLC

By:	/s/ Craig W. Thomas
Name:	Craig W. Thomas
Title:	Co-Managing Member

/s/ Bradley M. Tirpak
BRADLEY M. TIRPAK

JAMES W. STUCKERT REVOCABLE TRUST U/A DTD 2/10/86 AMENDED & RESTATED 2/7/07

By:	/s/ Craig W. Thomas
Name:	Craig W. Thomas
Title:	Attorney-in-fact for James W. Stuckert, Sole Trustee

DIANE V. STUCKERT REVOCABLE TRUST U/A DTD 8/7/03

By:	/s/ Craig W. Thomas
Name:	Craig W. Thomas
Title:	Attorney-in-fact for Diane V. Stuckert, Sole Trustee

/s/ Craig W. Thomas
CRAIG W. THOMAS
Individually and as attorney-in-fact for James W. Stuckert, Diane V. Stuckert, John S. Ioannou, Ajoy H. Karna, Rodman K. Reef, Andrew Salisbury and George Wallner